U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 12b-25

                           Notification of Late Filing

                             SEC file number 1-14478

(Check one):[X] Form 10-K and Form 10-KSB   [ ] Transition report on Form 10-K
            [ ] Form 20-F                   [ ] Transition report on Form 20-F
            [ ] Form 11-K                   [ ] Transition report on Form 11-K
            [ ] Form 10-Q and Form 10-QSB   [ ] Transition report on Form 10-Q
            [ ] Form N-SAR                  [ ] Transition report on Form N-SAR

For period ended: December 31, 1997         For the transition period ended: N/A

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

Part I - Registrant Information

                                 ROOM PLUS, INC.
                 (Name of small business issuer in its charter)

                 91 Michigan Avenue, Paterson, New Jersey 07503
               (Address of principal executive offices) (Zip Code)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]    (a)  The reasons described in reasonable detail in Part III of the form could not be eliminated without unreasonable effort or expense.
[X]    (b)  The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;
            and
[ ]    (c)  The accountant=s statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


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Part III - Narrative

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

    Due to recent financial developments, the Company believes there may be a need to include additional disclosures in its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997. As of the date of this filing, management of the Company has not had sufficient time to fully assess and evaluate the impact of these developments and/or the need for such disclosures or to fully discuss these issues with its independent auditors. This delay could not be eliminated without unreasonable effort or expense to the Company. Within fifteen (15) days after March 31, 1997, management will have had the opportunity to fully assess and evaluate these issues, discuss them with its independent auditors and accurately prepare its Annual Report. The Company will file its Annual Report on Form 10-KSB within fifteen (15) days after March 31, 1997.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:
            Jay H. Goldberg
        Chief Financial Officer                  973           523-4600
               (Name)                        (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 ROOM PLUS, INC.

has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 31, 1998       By:/s/ Jay H. Goldberg
                                 -------------------
                                 Jay H. Goldberg, Chief Financial Officer

                                    ATTENTION

Intentional misstatements or omissions of fact constitute a Federal Criminal Violations (See 18 U.S.C. 1001)

Form 12b-25
Part IV - Item (3)

Explanation of the anticipated change in results of operations from the corresponding period for the last fiscal year.

Results of operations are anticipated to be as follows:
                                                Year ended December 31
                                                 1997            1996
                                                 ----            ----
                                               Anticipated      Actual
                                               -----------      ------
      Revenues                               $ 16,851,000 $ 14,427,000
      Cost of goods sold                        7,418,000    5,814,000
      Selling expenses                          9,979,000    7,062,000
      General and administrative expenses       2,131,000    1,551,000
      Loss from operations                     (2,687,000)      (1,000)
      Net loss                                 (1,900,000)      (3,100)
      Net loss per share                               (0.43)        0.00

During 1997, the Company increased its retail showrooms from twelve to seventeen. The increase in cost of goods sold was primarily the result of increased production cost (labor) in anticipation of increased volume from new showrooms. Selling, general and administrative expenses were approximately 72% of revenues in 1997 as compared to approximately 60% of revenues in 1996. The increase is primarily due to expenses associated with the opening of one new showroom in late-1996 and five new showrooms in 1997 (three of which were in a new geographic area for the Company). Such expenses included payroll, rent and related showroom overhead costs of $1,950,000 and an increase in advertising of $400,000.